STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of Writers’ Group Film Corp.:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "FOURTH" so that, as amended, said Article shall be and read as follows:

FOURTH. There are two classes of stock for this corporation, Common Stock and Preferred Stock.

•	The Common Stock Class consists of twenty billion (20,000,000,000) authorized shares at $0.00001 par value.

•	The Preferred Stock Class consists of two hundred twenty million (220,000,000) authorized shares at $0.00001 par value.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 18th day of February, 2010.

By:	/s/Tal L. Kapelner
	Tal L. Kapelner President	State of Delaware Secretary of State Division of Corporations Delivered 03:35 PM 02/18/2010 FILED 03:35 PM 02/18/2010 SRV 100166383 – 4314745 FILE